UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13958

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2016 and 2015

Exhibit Index

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Members of

The Hartford Investment and Savings Plan

Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut

June 27, 2017

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

($ IN THOUSANDS)

	2016	2015
Assets
Investments:
Investments, at fair value (Note 4)	$3,034,782	$2,794,579
Investments, at contract value (Note 3)	742,213	701,223

Total investments	3,776,995	3,495,802

Receivables:
Notes receivable from Members	61,140	59,699
Dividends and interest receivable	3,150	4,835

Total receivables	64,290	64,534

Total assets	3,841,285	3,560,336

Liabilities
Investment management expenses payable	472	613
Administrative expenses payable	40	40

Total liabilities	512	653

Net assets available for benefits	$3,840,773	$3,559,683

See Notes to Financial Statements.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

($ IN THOUSANDS)

2016
Additions to net assets attributed to:

Investment gain:
Net appreciation in fair value of investments	$263,740
Dividends	7,707

Total investment gain	271,447

Interest income on notes receivable from Members	2,600

Contributions:
Employee contributions	135,578
Employer contributions	112,220
Rollover contributions	21,245

Total contributions	269,043

Total additions	543,090

Deductions from net assets attributed to:
Benefits paid to Members	258,381
Investment management fees	3,368
Administrative expenses	251

Total deductions	262,000

Net increase in net assets	281,090

Net assets available for benefits:
Beginning of year	3,559,683

End of year	$3,840,773

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

AND FOR THE YEAR ENDED DECEMBER 31, 2016

($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) as of December 31, 2016 is provided for general information purposes only. Members should refer to the Plan document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds to investors and The Hartford continues to manage life and annuity products previously sold. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 9 for a general description of amendments made to the Plan Document during 2016. There were no amendments during 2015.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Evercore Trust Company as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to, or eliminate investment funds from, the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to save a percentage of their eligible compensation (including, effective January 1, 2013, overtime and certain annual bonuses and sales incentives) and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of eligible compensation. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they will be automatically enrolled to make before-tax contributions equal to 6% (3% prior to January 1, 2016) of eligible compensation.

The Company’s contributions include a non-elective contribution of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”).

Members’ savings in excess of 6% of the applicable compensation are Supplemental Savings that are not matched by the Company.

Note 1. Description of the Plan (continued)

Administrative Costs

The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and Non-Elective Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company Contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions (0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary) made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. As of December 31, 2016, Member contributions and Matching Company contributions may be invested in any of the twenty-three investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.

Notes Receivable from Members

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of Members meeting certain requirements, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy.

Note 1. Description of the Plan (continued)

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2016 and 2015, forfeited non-vested account balances totaled $71 and $748, respectively.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2016, Matching Company contributions were reduced by $2,975 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are reflected as investment management fees paid out of the assets of the Fund and are recognized as expenses of the Plan. As of December 31, 2016 and 2015 there were no unfunded commitments or redemption restrictions on collective investment trusts and mutual funds.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Note 2. Accounting Policies (continued)

Contributions

Member and Matching Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan Document.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan Sponsor as provided in the plan document. Recordkeeping fees of the Plan are paid by the Plan. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions

The Plan’s Stable Value Fund is comprised primarily of synthetic GICs, which are fully benefit responsive contracts. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. The synthetic GIC contracts are included in the financial statements at contract value (see Note 2). Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. A synthetic GIC is an investment contract issued by an insurance company or other financial institution where the contract issuer is contractually obligated to provide a specified interest rate return. The GICs are backed by a portfolio of financial instruments which are held in a trust that is owned by the Plan. The interest rate return is provided under benefit responsive wrap contracts (or “wrapper”). Standish Mellon Asset Management Company LLC, a wholly owned subsidiary of The Bank of New York Mellon Corporation, provides investment management services to the Stable Value Fund. The fair value of the benefit-responsive wrapper contracts was ($28) at December 31, 2016 and $51 at December 31, 2015. The wrap contract provides that Members execute Plan transactions at contract value. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value.

The Plan Sponsor does not believe that it is probable that any such events would limit the ability of the Plan to transact at contract value.

The relationship of future crediting rates and the contract values reported on the Statements of Net Assets Available for Benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses. Gains and losses are defined as the difference between the market value of the underlying securities and contract value of the synthetic GIC. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value of the underlying securities within each synthetic GIC, default or credit failures of any of the securities, investment contracts, or other investments held in a trust that is owned by the Plan and the initiation of an extended termination of one or more synthetic GICs by the manager or the contract issuer. The rate of return earned on a synthetic GIC, or the crediting rate, is generally reset quarterly by the issuer but the rate cannot be less than zero.

The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan did not breach any terms of the synthetic GICs in 2016 or 2015.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions (continued)

During 2016, there were no changes in contracts within the Stable Value Fund.

Average yields:	2016	2015
Based on annualized earnings (1)	2.30%	2.36%
Based on interest rate credited to participants (2)	2.35%	2.44%

(1)	Calculated based on actual investment income from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2016 and 2015, respectively.
(2)	Calculated based on the interest rate credited to participants from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2016 and 2015, respectively.

The following table represents the contract value for each of the contracts as of December 31, 2016:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$230,226
American General Life	1646368	AA / Aa2	99,884
American General Life	1635582	AA+ / Aaa	77,396
RGA	RGA00058	AA / Aa2	41,550
New York Life	GA29021	AA+ / Aaa	93,047
Prudential	GA62433	AA / Aa1	167,989

Total			$710,092

The Stable Value Fund also held cash and cash equivalents totaling $32,121 as of December 31, 2016.

The following table represents the contract value for each of the contracts as of December 31, 2015:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$223,638
American General Life	1646368	AA / Aa2	98,118
American General Life	1635582	AA+ / Aaa	64,412
RGA	RGA00058	AA / Aa2	40,495
New York Life	GA29021	AA+ / Aaa	90,857
Prudential	GA62433	AA / Aa1	163,827

Total			$681,347

The Stable Value Fund also held cash and cash equivalents totaling $19,876 as of December 31, 2015.

Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:

•	Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

•	Level 3 - Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use in a current market exchange absent actual market exchanges.

Note 4. Fair Value Measurements (continued)

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Generally, the Plan determines the estimated fair value of its fixed income securities, equity securities and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix. The collective investment trust assets are measured at fair value using a NAV as a practical expedient. For Level 1 investments, which are comprised primarily of exchange-traded equity securities, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date.

Debt Securities:

For most of the Plan’s debt securities, the following inputs are typically used in the Plan’s pricing methods: reported trades, benchmark yields, bids and/or estimated cash flows. For securities except U.S. Treasuries, inputs also include issuer spreads, which may consider credit default swaps.

A description of additional inputs used for Debt Securities is listed below:

Asset-Backed Securities (“ABS”), Commercial Mortgage-Backed Securities (“CMBS”) and Residential Mortgage-Backed Securities (“RMBS”) — Primary inputs also include monthly payment information, and collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions and, for ABS and RMBS, estimated prepayment rates.

Corporates — Valued using pricing models maximizing the use of observable inputs for similar securities. Inputs also include observations of credit default swap curves related to the issuer. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued using discounted cash flows that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.

Municipals — Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.

Short-term Investments — Primary inputs also include material event notices and new issue money market rates.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Investment Trusts — Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Equity Securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Note 4. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015.

	Investment Assets at Fair Value December 31, 2016
	Active
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$—	$5,007	$—	$5,007
Debt Securities	—	—	—	—
Mutual Funds	825,115	—	—	825,115
Equity Securities	1,095,069	—	—	1,095,069

Total investments at fair value [1]	$1,920,184	$5,007	$—	$1,925,191

Investments at net asset value:
Collective investment trusts				1,109,591

Total investments				$3,034,782

[1]	Excludes $1,383 of dividend receivable, $1,463 of interest receivable and $304 of other receivables recorded at fair value.

	Investment Assets at Fair Value December 31, 2015
	Active
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$—	$5,864	$—	$5,864
Debt Securities	5	55,778	982	56,765
Mutual Funds	876,691	—	—	876,691
Equity Securities	951,777	—	—	951,777

Total investments at fair value [2]	$1,828,473	$61,642	$982	$1,891,097

Investments at net asset value:
Collective investment trusts				903,482

Total investments				$2,794,579

[2]	Excludes $1,423 of dividend receivable, $2,567 of interest receivable and $845 of other receivables recorded at fair value.

Note 4. Fair Value Measurements (continued)

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2016 and 2015 there were no transfers between levels beyond those mentioned below.

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments using significant unobservable inputs for the years ended December 31, 2016 and 2015.

Level 3 Investment Assts and Investment Liabilities
Year Ended December 31, 2016
Bond
Investments

Balance, beginning of year	$982
Realized gains/(losses), net	(25)
Change in unrealized gains/(losses), net	65
Purchases	143
Issuances	—
Settlements	—
Sales	(1,165)
Transfers in to Level 3	—
Transfers out of Level 3	—

Balance, end of year	$—

Level 3 Investment Assts and Investment Liabilities
Year Ended December 31, 2015
Bond
Investments

Balance, beginning of year	$1,212
Realized gains/(losses), net	(16)
Change in unrealized gains/(losses), net	(35)
Purchases	887
Issuances	—
Settlements	—
Sales	(274)
Transfers in to Level 3	—
Transfers out of Level 3	(792)

Balance, end of year	$982

The change in unrealized gains/(losses) included in the Statement of Changes in Net Assets Available for Benefits related to Level 3 assets still held at the reporting date totaled $0 and $161 as of December 31, 2016 and 2015, respectively.

Hartford’s Investment and Savings Plan Investment Committee (the “Committee”), which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically review the Plan’s menu of investments and, when appropriate, make changes.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4. Fair Value Measurements (continued)

During the year ended December 31, 2015, transfers out of Level 3 are primarily attributable to the appearance of market observable information and the re-evaluation of the observability of pricing inputs. There were no transfers out of Level 3 during the year ended December 31, 2016.

Note 5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

The Plan is subject to audit by the IRS; however there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Note 6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully-vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per accompanying financial statements	$3,840,773	$3,559,683
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,675	11,783

Net assets per Form 5500	$3,847,448	$3,571,466

The following is a reconciliation of total investment gain and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2016:

Total investment gain and contributions per accompanying financial statements	$543,090
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(11,783)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	6,675

Total income per Form 5500	$537,982

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2016:

Benefits paid to Members per accompanying financial statements	$258,381
Deduct corrective distributions	16
Deduct amounts allocated to deemed loan distributions	70

Benefits paid to Members per Form 5500	$258,295

Note 8. Exempt Party-in-Interest Transactions

Certain plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services amounted to $56 for the year ended December 31, 2016. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary, for The Hartford Index Fund, amounted to $94 for the year ended December 31, 2016. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of Hartford Stock. At December 31, 2016 and 2015, the Plan held 4,594,172 shares and 5,026,863 shares of Hartford Stock with a cost basis of $153,113 and $167,805, respectively. The shares had a fair value of $218,047 and $219,848 at December 31, 2016 and 2015, respectively. During the year ended December 31, 2016, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $7,580.

Note 9. Plan Amendments and Other Changes

Effective January 1, 2016, the Plan was amended to change the vesting period for Members hired on or after January 1, 2016, Members will become 100% vested in Matching Company and non-elective Company contributions made after January 1, 2016 after three years of service.

Effective July 26, 2016, the Plan was amended to allow new Members into the Plan and to allow employees to have their previous service with Northern Homelands Company and its subsidiaries and Lattice Strategies LLC be applied to their years of service with the Company and used in determining the employees’ vesting in Plan contributions. Further, if the new Members do not elect otherwise, they will be automatically enrolled to make before-tax contributions equal to 6% (3% for salary prior to January 1, 2016) of eligible compensation.

Note 10. Subsequent Events

For the year ended December 31, 2016, subsequent events were evaluated through the date the financial statements were issued.

******

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	Acxiom Corp		***	$1,753
	Altra Industrial Motion		***	1,197
	American Equity Invt Life		***	1,151
	Anixter International Inc		***	663
	Argo Group International		***	1,934
	Avista Corp		***	805
	Barnes Group Inc		***	1,341
	Black Hills Corp		***	894
	Buffalo Wild Wings Inc		***	776
	Calgon Carbon Corp		***	841
	Cardtronics PLC		***	1,659
	Clarcor Inc		***	1,738
	Columbia Banking System Inc		***	1,670
	CVB Financial Corp		***	1,039
	Denny S Corp		***	1,374
	Diodes Inc		***	734
	Dupont Fabros Technology		***	960
	Eagle Materials Inc		***	1,732
	Education Realty Trust Inc		***	1,442
	El Paso Electric Co		***	1,066
	Empire State Realty Trust		***	794
	Enpro Industries Inc		***	1,093
	Esco Technologies Inc		***	2,075
	Fabrinet		***	800
	First Industrial Realty Tr		***	1,059
	First Midwest Bancorp Inc		***	1,255
	FNB Corp		***	975
	Franklin Electric Co Inc		***	805
	FTD Cos Inc		***	957
	Generac Holdings Inc		***	1,137
	Gstif 25 Bps Gstif 25 Bps		***	1,760
	Haemonetics Corp		***	1,101
	Harsco Corp		***	649

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Healthcare Realty Trust Inc		***	$1,340
	Hope Bancorp Inc		***	1,416
	Innophos Holdings Inc		***	926
	ITT Inc		***	1,654
	Kite Realty Group Trust		***	808
	Knoll Inc		***	1,337
	Korn/Ferry International		***	599
	Lancaster Colony Corp		***	848
	Mantech International Corp		***	1,124
	Matthews Intl Corp		***	1,159
	Minerals Technologies Inc		***	1,379
	Northwestern Corp		***	1,487
	Oxford Industries Inc		***	558
	Pacwest Bancorp		***	1,253
	Pinnacle Financial Partners		***	1,703
	Plexus Corp		***	1,628
	PRA Group Inc		***	1,486
	Progress Software Corp		***	954
	PS Business Parks Inc		***	1,349
	Renasant Corp		***	912
	Rogers Corp		***	719
	RSP Permian Inc		***	1,851
	Rush Enterprises Inc		***	1,079
	Saia Inc		***	1,063
	Sanderson Farms Inc		***	1,628
	Scholastic Corp		***	1,601
	Selective Insurance Group		***	1,451
	South State Corp		***	1,530
	Surgical Care Affiliates Inc		***	659
	Tri Pointe Group Inc		***	776
	Trueblue Inc		***	1,305
	UMB Financial Corp		***	1,184
	Umpqua Holdings Corp		***	1,005
	United Bankshares Inc		***	1,071

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	United Community Banks		***	$1,436
	VWR Corp		***
	Wolverine World Wide Inc		***	736

	Subtotal Chartwell Equity Securities			$83,404

	Clearing Account
	State Street Bank and Trust	Clearing Account	***	1,000

	Subtotal Clearing Account			$1,000

	Collective Investment Trusts
	SSGA	SSGA Real Asset Fund	***	17,579
	Target Retirement 2010 Fund	Vanguard Target Retirement 2010 Fund	***	12,945
	Target Retirement 2015 Fund	Vanguard Target Retirement 2015 Fund	***	89,287
	Target Retirement 2020 Fund	Vanguard Target Retirement 2020 Fund	***	75,290
	Target Retirement 2025 Fund	Vanguard Target Retirement 2025 Fund	***	254,995
	Target Retirement 2030 Fund	Vanguard Target Retirement 2030 Fund	***	89,090
	Target Retirement 2035 Fund	Vanguard Target Retirement 2035 Fund	***	238,864
	Target Retirement 2040 Fund	Vanguard Target Retirement 2040 Fund	***	67,120
	Target Retirement 2045 Fund	Vanguard Target Retirement 2045 Fund	***	137,355
	Target Retirement 2050 Fund	Vanguard Target Retirement 2050 Fund	***	55,166
	Target Retirement 2055 Fund	Vanguard Target Retirement 2055 Fund	***	24,538
	Target Retirement 2060 Fund	Vanguard Target Retirement 2060 Fund	***	11,181
	Target Retirement Income Fund	Vanguard Target Retirement Income Fund	***	36,181

	Subtotal Collective Investment Trusts			$1,109,591

	Loomis Sayles Growth Fund
	Alibaba Group		***	10,623
	Alphabet Inc		***	6,920
	Alphabet Inc		***	7,104
	Amazon.Com Inc		***	16,316
	American Express Co		***	3,492
	Amgen Inc		***	4,625
	Analog Devices Inc		***	1,119
	Autodesk Inc		***	6,933
	Automatic Data Processing		***	2,350
	Cerner Corp		***	4,676
	Cisco Systems Inc		***	11,954

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Coca Cola Co		***	$7,593
	Danone Spons		***	7,471
	Deere & Co		***	6,124
	Expeditors Intl Wash Inc		***	7,287
	Facebook Inc		***	14,463
	Factset Research Systems Inc		***	4,494
	Gstif 25 Bps Gstif 25 Bps		***	322
	Merck & Co Inc		***	3,184
	Microsoft Corp		***	6,535
	Monster Beverage Corp		***	9,085
	Novartis		***	4,901
	Novo Nordisk		***	7,055
	Oracle Corp		***	9,722
	Procter & Gamble		***	7,724
	Qualcomm Inc		***	10,062
	Regeneron Pharmaceuticals		***	6,249
	Schlumberger Ltd		***	6,182
	Sei Investments		***	7,041
	United Parcel Service		***	6,756
	Us Dollar		***	2,805
	Varian Medical Systems Inc		***	5,598
	Visa Inc		***	11,624
	YumBrands Inc		***	4,255
	Yum China Holdings Inc		***	2,552

	Loomis Sayles Growth Fund			$235,196

*	The Hartford	Index Fund
	Equity Securities
	3M Co		***	2,405
	Abbott Laboratories		***	1,267
	Abbvie Inc		***	2,280
	Accenture Plc Cl A		***	1,627
	Activision Blizzard Inc		***	553
	Acuity Brands Inc		***	228
	Adobe Systems Inc		***	1,147

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Advance Auto Parts Inc		***	$281
	Aes Corp		***	171
	Aetna Inc		***	975
	Affiliated Managers Group		***	178
	Aflac Inc		***	636
	Agilent Technologies Inc		***	331
	Air Products & Chemicals Inc		***	700
	Akamai Technologies Inc		***	259
	Alaska Air Group Inc		***	246
	Albemarle Corp		***	217
	Alexion Pharmaceuticals Inc		***	615
	Allegion Plc		***	139
	Allergan Plc		***	1,765
	Alliance Data Systems Corp		***	295
	Alliant Energy Corp		***	194
	Allstate Corp		***	611
	Alphabet Inc Cl A		***	5,256
	Alphabet Inc Cl C		***	5,131
	Altria Group Inc		***	2,954
	Amazon.Com Inc		***	6,624
	Ameren Corporation		***	283
	American Airlines Group Inc		***	540
	American Electric Power		***	693
	American Express Co		***	1,276
	American International Group		***	1,427
	American Tower Corp		***	1,008
	American Water Works Co Inc		***	290
	Ameriprise Financial Inc		***	391
	Amerisourcebergen Corp		***	294
	Ametek Inc		***	253
	Amgen Inc		***	2,436
	Amphenol Corp Cl A		***	464
	Anadarko Petroleum Corp		***	873
	Analog Devices Inc		***	501

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Anthem Inc		***	$848
	Aon Plc		***	658
	Apache Corp		***	539
	Apartment Invt & Mgmt CoA		***	161
	Apple Inc		***	14,801
	Applied Materials Inc		***	781
	Archer Daniels Midland Co		***	589
	Arconic Inc		***	180
	Arthur J Gallagher & Co		***	206
	Assurant Inc		***	121
	At&T Inc		***	5,850
	Autodesk Inc		***	325
	Automatic Data Processing		***	1,038
	Autonation Inc		***	71
	Autozone Inc		***	509
	Avalonbay Communities Inc		***	545
	Avery Dennison Corp		***	138
	Baker Hughes Inc		***	617
	Ball Corp		***	294
	Bank of America Corp		***	5,002
	Bank of New York Mellon Corp		***	1,122
	Baxter International Inc		***	486
	Bb&T Corp		***	853
	Becton Dickinson And Co		***	788
	Bed Bath & Beyond Inc		***	138
	Berkshire Hathaway Inc Cl B		***	6,932
	Best Buy Co Inc		***	260
	Biogen Inc		***	1,382
	Blackrock Inc		***	1,035
	Boeing Co/The		***	2,001
	Borgwarner Inc		***	179
	Boston Properties Inc		***	433
	Boston Scientific Corp		***	660
	Bristol Myers Squibb Co		***	2,188

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Broadcom Ltd		***	$1,573
	Brown Forman Corp Class B		***	185
	C.H. Robinson Worldwide Inc		***	232
	Ca Inc		***	224
	Cabot Oil & Gas Corp		***	245
	Campbell Soup Co		***	264
	Capital One Financial Corp		***	942
	Cardinal Health Inc		***	516
	Carmax Inc		***	274
	Carnival Corp		***	489
	Caterpillar Inc		***	1,215
	Cbre Group Inc A		***	212
	Cbs Corp Class B Non Voting		***	559
	Celgene Corp		***	2,010
	Centene Corp		***	219
	Centerpoint Energy Inc		***	238
	Centurylink Inc		***	291
	Cerner Corp		***	320
	Cf Industries Holdings Inc		***	166
	Charter Communications Inc A		***	1,397
	Chesapeake Energy Corp		***	117
	Chevron Corp		***	4,977
	Chipotle Mexican Grill Inc		***	244
	Chubb Ltd		***	1,377
	Church & Dwight Co Inc		***	256
	Cigna Corp		***	767
	Cimarex Energy Co		***	289
	Cincinnati Financial Corp		***	255
	Cintas Corp		***	224
	Cisco Systems Inc		***	3,398
	Citigroup Inc		***	3,793
	Citizens Financial Group		***	407
	Citrix Systems Inc		***	312
	Clorox Company		***	346

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Cme Group Inc		***	$877
	Cms Energy Corp		***	261
	Coach Inc		***	220
	Coca Cola Co/The		***	3,605
	Cognizant Tech Solutions A		***	761
	Colgate Palmolive Co		***	1,303
	Comcast Corp Class A		***	3,687
	Comerica Inc		***	262
	Conagra Brands Inc		***	368
	Concho Resources Inc		***	433
	Conocophillips		***	1,391
	Consolidated Edison Inc		***	503
	Constellation Brands Inc A		***	610
	Cooper Cos Inc/The		***	190
	Corning Inc		***	517
	Costco Wholesale Corp		***	1,567
	Coty Inc Cl A		***	194
	Cr Bard Inc		***	370
	Crown Castle Intl Corp		***	701
	Csra Inc		***	102
	Csx Corp		***	754
	Cummins Inc		***	472
	Cvs Health Corp		***	1,885
	Danaher Corp		***	1,061
	Darden Restaurants Inc		***	202
	Davita Inc		***	227
	Deere & Co		***	667
	Delphi Automotive Plc		***	408
	Delta Air Lines Inc		***	813
	Dentsply Sirona Inc		***	298
	Devon Energy Corp		***	535
	Digital Realty Trust Inc		***	350
	Discover Financial Services		***	637
	Discovery Communications A		***	93

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Discovery Communications C		***	$130
	Dollar General Corp		***	423
	Dollar Tree Inc		***	408
	Dominion Resources Inc/Va		***	1,076
	Dover Corp		***	260
	Dow Chemical Co/The		***	1,437
	Dr Horton Inc		***	208
	Dr Pepper Snapple Group Inc		***	375
	Dte Energy Company		***	396
	Du Pont (E.I.) De Nemours		***	1,429
	Duke Energy Corp		***	1,198
	Dun & Bradstreet Corp		***	101
	E Trade Financial Corp		***	212
	Eastman Chemical Co		***	246
	Eaton Corp Plc		***	679
	Ebay Inc		***	689
	Ecolab Inc		***	689
	Edison International		***	525
	Edwards Lifesciences Corp		***	449
	Electronic Arts Inc		***	532
	Eli Lilly & Co		***	1,601
	Emerson Electric Co		***	802
	Endo International Plc		***	71
	Entergy Corp		***	294
	Envision Healthcare Corp		***	166
	Eog Resources Inc		***	1,305
	Eqt Corp		***	254
	Equifax Inc		***	317
	Equinix Inc		***	571
	Equity Residential		***	527
	Essex Property Trust Inc		***	341
	Estee Lauder Companies Cl A		***	381
	Eversource Energy		***	392
	Exelon Corp		***	734

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Expedia Inc		***	$306
	Expeditors Intl Wash Inc		***	212
	Express Scripts Holding Co		***	950
	Extra Space Storage Inc		***	218
	Exxon Mobil Corp		***	8,384
	F5 Networks Inc		***	210
	Facebook Inc A		***	6,033
	Fastenal Co		***	306
	Federal Realty Invs Trust		***	228
	Fedex Corp		***	1,020
	Fidelity National Info Serv		***	556
	Fifth Third Bancorp		***	456
	First Solar Inc		***	56
	Firstenergy Corp		***	295
	Fiserv Inc		***	519
	Flir Systems Inc		***	110
	Flowserve Corp		***	143
	Fluor Corp		***	164
	Fmc Corp		***	169
	Fmc Technologies Inc		***	181
	Foot Locker Inc		***	215
	Ford Motor Co		***	1,060
	Fortive Corp		***	361
	Fortune Brands Home & Securi		***	185
	Franklin Resources Inc		***	307
	Freeport Mcmoran Inc		***	370
	Frontier Communications Corp		***	91
	Gap Inc/The		***	112
	Garmin Ltd		***	126
	General Dynamics Corp		***	1,106
	General Electric Co		***	6,261
	General Growth Properties		***	327
	General Mills Inc		***	818
	General Motors Co		***	1,082

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Genuine Parts Co		***	$319
	Gilead Sciences Inc		***	2,113
	Global Payments Inc		***	239
	Goldman Sachs Group Inc		***	1,983
	Goodyear Tire & Rubber Co		***	181
	H&R Block Inc		***	115
	Halliburton Co		***	1,046
	Hanesbrands Inc		***	181
	Harley Davidson Inc		***	232
	Harman International		***	174
	Harris Corp		***	285
	Hartford Financial Svcs Grp		***	401
	Hasbro Inc		***	195
	Hca Holdings Inc		***	486
	Hcp Inc		***	311
	Helmerich & Payne		***	188
	Henry Schein Inc		***	275
	Hershey Co/The		***	325
	Hess Corp		***	374
	Hewlett Packard Enterpris		***	864
	Hologic Inc		***	250
	Home Depot Inc		***	3,659
	Honeywell International Inc		***	1,977
	Hormel Foods Corp		***	212
	Host Hotels & Resorts Inc		***	311
	HP Inc		***	569
	Humana Inc		***	681
	Hunt (Jb) Transprt Svcs Inc		***	190
	Huntington Bancshares Inc		***	323
	Illinois Tool Works		***	867
	Illumina Inc		***	421
	Ingersoll Rand Plc		***	434
	Intel Corp		***	3,850
	Intercontinental Exchange In		***	753

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	International Paper Co		***	$489
	Interpublic Group of Cos Inc		***	207
	Intl Business Machines Corp		***	3,217
	Intl Flavors & Fragrances		***	208
	Intuit Inc		***	626
	Intuitive Surgical Inc		***	550
	Invesco Ltd		***	279
	Iron Mountain Inc		***	180
	Jacobs Engineering Group Inc		***	156
	Jm Smucker Co/The		***	334
	Johnson & Johnson		***	7,021
	Johnson Controls Internation		***	864
	Jpmorgan Chase & Co		***	6,916
	Jpmorgan U.S. Government Money		***	2,897
	Juniper Networks Inc		***	243
	Kansas City Southern		***	204
	Kellogg Co		***	417
	Keycorp		***	444
	Kimberly Clark Corp		***	915
	Kimco Realty Corp		***	239
	Kinder Morgan Inc		***	891
	Kla Tencor Corp		***	276
	Kohls Corp		***	194
	Kraft Heinz Co/The		***	1,167
	Kroger Co		***	730
	L Brands Inc		***	354
	L3 Technologies Inc		***	264
	Laboratory Crp of Amer Hldgs		***	296
	Lam Research Corp		***	385
	Leggett & Platt Inc		***	148
	Lennar Corp A		***	189
	Leucadia National Corp		***	171
	Level 3 Communications Inc		***	368
	Lincoln National Corp		***	341

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Linear Technology Corp		***	$335
	Lkq Corp		***	213
	Lockheed Martin Corp		***	1,410
	Loews Corp		***	290
	Lowe S Cos Inc		***	1,386
	Lyondellbasell Indu Cl A		***	644
	M & T Bank Corp		***	545
	Macerich Co/The		***	193
	Macy S Inc		***	244
	Mallinckrodt Plc		***	117
	Marathon Oil Corp		***	329
	Marathon Petroleum Corp		***	595
	Marriott InternationalCl A		***	593
	Marsh & Mclennan Cos		***	780
	Martin Marietta Materials		***	315
	Masco Corp		***	231
	Mastercard Inc A		***	2,201
	Mattel Inc		***	211
	Mccormick & Co Non Vtg Shrs		***	238
	Mcdonald S Corp		***	2,264
	Mckesson Corp		***	711
	Mead Johnson Nutrition Co		***	293
	Medtronic Plc		***	2,191
	Merck & Co. Inc.		***	3,636
	Metlife Inc		***	1,327
	Mettler Toledo International		***	244
	Michael Kors Holdings Ltd		***	160
	Microchip Technology Inc		***	310
	Micron Technology Inc		***	511
	Microsoft Corp		***	10,823
	Mid America Apartment Comm		***	248
	Mohawk Industries Inc		***	283
	Molson Coors Brewing CoB		***	401
	Mondelez International Inc A		***	1,533

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Monsanto Co		***	$1,032
	Monster Beverage Corp		***	403
	Moody S Corp		***	352
	Morgan Stanley		***	1,365
	Mosaic Co/The		***	229
	Motorola Solutions Inc		***	309
	Murphy Oil Corp		***	113
	Mylan Nv		***	393
	Nasdaq Inc		***	171
	National Oilwell Varco Inc		***	316
	Navient Corp		***	111
	Netapp Inc		***	216
	Netflix Inc		***	1,190
	Newell Brands Inc		***	482
	Newfield Exploration Co		***	178
	Newmont Mining Corp		***	405
	News Corp Class A		***	100
	News Corp Class B		***	31
	Nextera Energy Inc		***	1,251
	Nielsen Holdings Plc		***	315
	Nike IncCl B		***	1,521
	Nisource Inc		***	158
	Noble Energy Inc		***	365
	Nordstrom Inc		***	126
	Norfolk Southern Corp		***	707
	Northern Trust Corp		***	425
	Northrop Grumman Corp		***	920
	Nrg Energy Inc		***	85
	Nucor Corp		***	424
	Nvidia Corp		***	1,289
	O Reilly Automotive Inc		***	589
	Occidental Petroleum Corp		***	1,219
	Omnicom Group		***	449
	Oneok Inc		***	271

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Oracle Corp		***	$2,581
	P G & E Corp		***	688
	Paccar Inc		***	501
	Parker Hannifin Corp		***	419
	Patterson Cos Inc		***	76
	Paychex Inc		***	438
	Paypal Holdings Inc		***	992
	Pentair Plc		***	210
	People S United Financial		***	135
	Pepsico Inc		***	3,361
	Perkinelmer Inc		***	126
	Perrigo Co Plc		***	268
	Pfizer Inc		***	4,416
	Philip Morris International		***	3,179
	Phillips 66		***	857
	Pinnacle West Capital		***	197
	Pioneer Natural Resources Co		***	684
	Pitney Bowes Inc		***	65
	Pnc Financial Services Group		***	1,273
	Ppg Industries Inc		***	562
	Ppl Corp		***	518
	Praxair Inc		***	749
	Priceline Group Inc/The		***	1,620
	Principal Financial Group		***	346
	Procter & Gamble Co When Dis		***	5,040
	Progressive Corp		***	461
	Prologis Inc		***	625
	Prudential Financial Inc		***	1,004
	Public Service Enterprise Gp		***	497
	Public Storage		***	747
	Pultegroup Inc		***	122
	Pvh Corp		***	161
	Qorvo Inc		***	150
	Qualcomm Inc		***	2,157

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Quanta Services Inc		***	$118
	Quest Diagnostics Inc		***	285
	Ralph Lauren Corp		***	113
	Range Resources Corp		***	147
	Raytheon Company		***	933
	Realty Income Corp		***	334
	Red Hat Inc		***	279
	Regeneron Pharmaceuticals		***	621
	Regions Financial Corp		***	395
	Republic Services Inc		***	297
	Reynolds American Inc		***	1,038
	Robert Half Intl Inc		***	142
	Rockwell Automation Inc		***	385
	Rockwell Collins Inc		***	272
	Roper Technologies Inc		***	415
	Ross Stores Inc		***	583
	Royal Caribbean Cruises Ltd		***	309
	Ryder System Inc		***	91
	S&P Global Inc		***	625
	S&P500 Emini FutMar17		***	—
	Salesforce.Com Inc		***	979
	Scana Corp		***	237
	Schlumberger Ltd		***	2,615
	Schwab (Charles) Corp		***	1,066
	Scripps Networks Inter Cl A		***	153
	Seagate Technology		***	253
	Sealed Air Corp		***	194
	Sempra Energy		***	563
	Sherwin Williams Co/The		***	486
	Signet Jewelers Ltd		***	147
	Simon Property Group Inc		***	1,251
	Skyworks Solutions Inc		***	313
	Sl Green Realty Corp		***	244
	Snap On Inc		***	221

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Southern Co/The		***	$1,080
	Southwest Airlines Co		***	687
	Southwestern Energy Co		***	118
	Spectra Energy Corp		***	646
	St Jude Medical Inc		***	513
	Stanley Black & Decker Inc		***	386
	Staples Inc		***	130
	Starbucks Corp		***	1,810
	State Street Corp		***	633
	Stericycle Inc		***	146
	Stryker Corp		***	834
	Suntrust Banks Inc		***	605
	Symantec Corp		***	333
	Synchrony Financial		***	638
	Sysco Corp		***	624
	T Rowe Price Group Inc		***	411
	Target Corp		***	909
	Te Connectivity Ltd		***	551
	Tegna Inc		***	102
	Teradata Corp		***	78
	Tesoro Corp		***	227
	Texas Instruments Inc		***	1,633
	Textron Inc		***	293
	Thermo Fisher Scientific Inc		***	1,249
	Tiffany & Co		***	187
	Time Warner Inc		***	1,668
	Tjx Companies Inc		***	1,097
	Torchmark Corp		***	181
	Total System Services Inc		***	183
	Tractor Supply Company		***	223
	Transdigm Group Inc		***	279
	Transocean Ltd		***	128
	Travelers Cos Inc/The		***	779
	Tripadvisor Inc		***	118

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Twenty First Century Fox B		***	$298
	Twenty First Century Fox A		***	665
	Tyson Foods Inc Cl A		***	399
	Udr Inc		***	220
	Ulta Salon Cosmetics & Fragr		***	335
	Under Armour Inc Class A		***	118
	Under Armour Inc Class C		***	104
	Union Pacific Corp		***	1,914
	United Continental Holdings		***	472
	United Parcel Service Cl B		***	1,770
	United Rentals Inc		***	200
	United Technologies Corp		***	1,882
	Unitedhealth Group Inc		***	3,412
	Universal Health Services B		***	212
	Unum Group		***	228
	Urban Outfitters Inc		***	56
	Us Bancorp		***	1,838
	Valero Energy Corp		***	691
	Vanguard S&P 500 Etf		***	2,511
	Varian Medical Systems Inc		***	189
	Ventas Inc		***	496
	Verisign Inc		***	155
	Verisk Analytics Inc		***	281
	Verizon Communications Inc		***	4,875
	Vertex Pharmaceuticals Inc		***	409
	Vf Corp		***	396
	Viacom Inc Class B		***	273
	Visa Inc Class A Shares		***	3,264
	Vornado Realty Trust		***	402
	Vulcan Materials Co		***	372
	Wal Mart Stores Inc		***	2,331
	Walgreens Boots Alliance Inc		***	1,587
	Walt Disney Co/The		***	3,418
	Waste Management Inc		***	645

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Waters Corp		***	$244
	Wec Energy Group Inc		***	414
	Wells Fargo & Co		***	5,580
	Welltower Inc		***	543
	Western Digital Corp		***	434
	Western Union Co		***	237
	Westrock Co		***	285
	Weyerhaeuser Co		***	504
	Whirlpool Corp		***	306
	Whole Foods Market Inc		***	220
	Williams Cos Inc		***	477
	Willis Towers Watson Plc		***	354
	Ww Grainger Inc		***	284
	Wyndham Worldwide Corp		***	182
	Wynn Resorts Ltd		***	153
	Xcel Energy Inc		***	463
	Xerox Corp		***	168
	Xilinx Inc		***	343
	Xl Group Ltd		***	226
	Xylem Inc		***	200
	YahooInc		***	760
	YumBrands Inc		***	494
	Zimmer Biomet Holdings Inc		***	463
	Zions Bancorporation		***	197
	Zoetis Inc		***	592

	Subtotal Hartford Index Fund			$437,984

	Lee Munder Equity Securities
	Aercap Holdings		***	2,063
	Albemarle Corp		***	1,469
	Alexandria Real Estate		***	2,076
	Allegheny Technologies Inc		***	832
	Allstate Corp		***	2,198
	American Campus Communities		***	2,031
	Ameriprise Financial Inc		***	2,103

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Amerisourcebergen Corp		***	$887
	Anadarko Petroleum Corp		***	2,102
	Aramark		***	1,118
	Bemis Company		***	1,355
	Blackstone Mortgage		***	1,986
	Borgwarner Inc		***	1,879
	Brixmor Property Group Inc		***	1,799
	Cadence Design Sys Inc		***	1,844
	Charles River Laboratories		***	1,336
	Clean Harbors Inc		***	1,426
	Cooper Cos Inc		***	1,540
	CSRA Inc		***	2,137
	Darling Ingredients Inc		***	1,263
	Dentsply Sirona Inc		***	1,557
	Diebold Nixdorf Inc		***	1,336
	Dollar General Corp		***	1,678
	Dover Corp		***	1,367
	DTE Energy		***	2,353
	E Trade Financial Corp		***	1,735
	Edison International		***	1,929
	Envision Healthcare Corp		***	1,957
	EQT Corp		***	1,887
	Equinix Inc		***	1,373
	Fidelity National		***	2,040
	Fluor Corp		***	1,354
	FMC Corp		***	1,376
	Great Plains Energy Inc		***	1,369
	Gstif 25 Bps Gstif 25 Bps		***	1,478
	Hain Celestial Group Inc		***	1,823
	Hancock Holding Co		***	1,912
	Hanover Insurance Group Inc		***	1,378
	Harley Davidson Inc		***	1,566
	Host Hotels & Resorts Inc		***	1,638
	IAC/Interactivecorp		***	1,089

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Ingredion Inc		***	$1,432
	Ishares Russell		***	2,127
	Kar Auction Services Inc		***	1,927
	LKQ Corp		***	1,636
	M & T Bank Corp		***	2,229
	Microchip Technology Inc		***	1,658
	Mid America Apartment		***	1,232
	Newfield Exploration Co		***	1,909
	Olin Corp		***	1,574
	Parker Hannifin Corp		***	1,331
	Patterson Cos Inc		***	1,970
	Pinnacle West		***	2,218
	Pioneer Natural Resources Co		***	1,759
	Portland General Electric Co		***	1,168
	PPL Corp		***	1,426
	Qorvo Inc Common Stock Usd.0001		***	1,734
	Quest Diagnostics Inc		***	1,933
	Ralph Lauren Corp		***	1,016
	Regal Beloit Corp		***	1,923
	Reinsurance Group Of America		***	2,109
	Scotts Miracle Gro Co		***	935
	Signature Bank		***	1,730
	Spectra Energy Corp		***	1,143
	Stericycle Inc		***	1,828
	SVB Financial Group		***	2,012
	Synopsys Inc		***	1,616
	TCF Financial Corp		***	1,606
	Treehouse Foods Inc		***	2,651
	Unum Group		***	2,318
	Valvoline Inc		***	1,618
	Xylem Inc		***	1,518
	Zions Bancorporation		***	2,208

	Subtotal Lee Munder Equity Securities			$123,133

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loan Fund
	Notes receivable from Members	Notes receivable from Members, maturing in 2017 through 2028 bearing interest at rates from 4.25% - 10.50%	N/A	$61,140

	Subtotal Loan Fund			$61,140

	Master Expense Account
	Gstif 25 Bps Gstif 25 Bps		***	7

	Subtotal Master Expense Account			$7

	Mutual Funds
	Dodge & Cox		***	101,080
*	Hartford HLS		***	241,607
*	Hartford HLS Mut Fds Bond HLS Fd Cl Ia		***	108,264
*	Hartford HLS Mut Fds Intl Opportunities HLS Fd Cl I		***	101,431
*	Hartford HLS Mut Fds Midcap HLS Fd Cl Ia		***	122,079
*	Hartford HLS Mut Fds Small Co HLS Fd Cl Ia		***	80,233
	Vanguard Federal Money Market		***	70,421

	Subtotal Mutual Funds			$825,115

	Separate Account GIC
	New York Life		***	94,033

	Subtotal Separate Account GIC			$94,033

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Shared Holdings (aa) - HIMCO Bond Fund
	21St Century Fox America	4.500%	02/01/21	650	***	$695
	Abbvie Inc	2.850%	05/01/23	825	***	800
	Aetna Inc	3.200%	06/01/26	1,275	***	1,261
	Allergan Funding Scs Company	3.450%	03/01/22	500	***	508
	American Express Co	6.150%	08/01/17	101	***	104
	American Express Credit	2.375%	03/01/17	434	***	435
	American Express Credit	2.125%	03/01/19	630	***	633
	American Express Credit	1.667%	05/01/20	750	***	754
	American Intl Group	4.875%	06/01/22	1,000	***	1,093
	Anheuser Busch	1.250%	01/01/18	520	***	520
	Anheuser Busch	2.650%	02/01/21	1,000	***	1,006
	Apple Inc	2.400%	05/01/23	685	***	667
	AT&T Inc	2.625%	12/01/22	645	***	618
	AT&T Inc	2.800%	02/01/21	1,000	***	992
	AT&T Inc	3.950%	01/01/25	225	***	225
	Aventura Mall Trust	3.743%		400	***	420
	Bank of America Corp	3.300%	01/01/23	1,210	***	1,214
	Bank of America Corp	2.650%	04/01/19	500	***	505
	Bank of America Corp	4.200%	08/01/24	460	***	469
	Bank of Montreal	1.400%	09/01/17	500	***	500
	Bank of New York	3.250%	09/01/24	885	***	889
	Bayer Us Finance LLC Company	3.375%	10/01/24	820	***	816
	BB&T Corporation	2.450%	01/01/20	600	***	605
	Berkshire Hathaway Inc	1.550%	02/01/18	630	***	631
	Berkshire Hathaway Inc	2.200%	03/01/21	500	***	499
	BP Capital Markets PLC Company	3.814%	02/01/24	655	***	680
	Branch Banking & Trust	2.850%	04/01/21	510	***	518

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	British Columbia	2.650%	09/01/21	330	***	$337
	Burlington North Santa Fe	4.830%	01/01/23	299	***	313
	Burlington North Santa Fe	3.050%	09/01/22	266	***	272
	Burlington North Santa Fe	3.400%	09/01/24	480	***	494
	Canada Government	0.875%	02/01/17	543	***	543
	Canadian Pacific RR Co	7.250%	05/01/19	250	***	280
	Capital One	2.350%	08/01/18	320	***	322
	Capital One Financial Co	2.450%	04/01/19	635	***	639
	Caterpillar Financial	2.750%	08/01/21	335	***	337
	CD Commercial Mortgage Trust	5.886%		286	***	291
	Celgene Corp	1.900%	08/01/17	175	***	176
	Celgene Corp	3.875%	08/01/25	670	***	680
	Centerpoint Energy Transition	2.161%		190	***	191
	Chase Issuance Trust	1.580%		467	***	464
	Chevron Corp	2.355%	12/01/22	640	***	628
	Chevron Corp	2.427%	06/01/20	280	***	283
	Chubb Ina Holdings Inc	2.700%	03/01/23	725	***	717
	Cigna Corp	4.500%	03/01/21	300	***	319
	Cigna Corp	4.000%	02/01/22	290	***	303
	Cisco Systems Inc	2.200%	02/01/21	1,053	***	1,051
	Citibank Credit Card Issuance	5.350%		500	***	522
	Citigroup Inc	3.875%	10/01/23	500	***	515
	Citigroup Inc	2.700%	03/01/21	1,000	***	998
	Comm Mortgage Trust	3.902%		1,000	***	1,045
	Comm Mortgage Trust	3.759%		340	***	355
	Comm Mortgage Trust	3.762%		1,000	***	1,039
	Comm Mortgage Trust	1.873%		80	***	79
	Comm Mortgage Trust	3.012%		575	***	587
	Conseco Financial Corp	7.050%		2	***	2

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Consumers Energy Co	5.150%	02/01/17	220	***	$221
	Cooperat Rabobank	2.250%	01/01/19	355	***	357
	Credit Suisse New York	1.700%	04/01/18	1,000	***	998
	Csail Commercial Mortgage Trust	3.808%		1,000	***	1,041
	CVS Health Corp	2.250%	12/01/18	319	***	322
	CVS Health Corp	3.500%	07/01/22	390	***	401
	CVS Health Corp	2.125%	06/01/21	500	***	490
	Dell Int LLC / EMC Corp	5.450%	06/01/23	1,015	***	1,077
	Delta Air Lines	4.950%	11/01/20	216	***	227
	Discover Card	1.390%	04/15/20	965	***	966
	Duke Energy Progress LLC	2.800%	05/01/22	240	***	243
	Eaton Corp	1.500%	11/01/17	565	***	565
	EMD Finance LLC	2.950%	03/01/22	840	***	836
	Exxon Mobil Corporation	2.222%	03/01/21	1,000	***	1,002
	Fanniemae	3.346%	05/01/40	870	***	898
	Fed Hm Ln Pc Pool A11544	5.500%	06/01/33	9	***	9
	Fed Hm Ln Pc Pool A15942	6.000%	11/01/33	13	***	15
	Fed Hm Ln Pc Pool A26586	6.000%	09/01/34	13	***	15
	Fed Hm Ln Pc Pool A77952	5.000%	05/01/38	9	***	10
	Fed Hm Ln Pc Pool B19557	5.500%	07/01/20	112	***	117
	Fed Hm Ln Pc Pool C03506	6.000%	05/01/40	219	***	247
	Fed Hm Ln Pc Pool G01629	6.000%	10/01/33	15	***	17
	Fed Hm Ln Pc Pool G11657	4.500%	12/01/18	37	***	38
	Fed Hm Ln Pc Pool G11868	5.500%	07/01/20	34	***	35
	Fed Hm Ln Pc Pool G14174	5.000%	03/01/25	63	***	65
	Fed Hm Ln Pc Pool J00617	5.500%	12/01/20	33	***	34
	Fed Hm Ln Pc Pool J00921	5.000%	12/01/20	5	***	5
	Fed Hm Ln Pc Pool J01060	5.000%	01/01/21	12	***	12
	Fed Hm Ln Pc Pool Q02688	4.000%	08/01/41	178	***	188

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Fed Hm Ln Pc Pool Q38538	3.000%	01/01/46	842	***	$837
	Fed Hm Ln Pc Pool Q41489	3.000%	07/01/46	2,340	***	2,328
	FHLMC Multifamily	2.566%		1,000	***	1,017
	FICO	0.010%	05/01/18	580	***	570
	Fifth Third Bank	2.875%	10/01/21	635	***	643
	FNMA Pool 357821	6.000%	05/01/35	211	***	241
	FNMA Pool 555417	6.000%	05/01/33	50	***	57
	FNMA Pool 555545	5.000%	06/01/18	17	***	17
	FNMA Pool 555591	5.500%	07/01/33	58	***	64
	FNMA Pool 611020	6.500%	01/01/17	0	***	—
	FNMA Pool 651377	6.000%	07/01/17	2	***	2
	FNMA Pool 712104	5.000%	05/01/18	4	***	4
	FNMA Pool 725704	6.000%	08/01/34	38	***	44
	FNMA Pool 730716	6.000%	08/01/33	39	***	45
	FNMA Pool 734059	5.500%	08/01/33	8	***	9
	FNMA Pool 745932	6.500%	11/01/36	83	***	94
	FNMA Pool 756154	6.000%	11/01/33	38	***	44
	FNMA Pool 792191	5.500%	09/01/34	49	***	55
	FNMA Pool 805176	5.500%	01/01/20	50	***	52
	FNMA Pool 888022	5.000%	02/01/36	127	***	139
	FNMA Pool 888341	5.000%	02/01/37	84	***	93
	FNMA Pool 890528	5.500%	06/01/39	123	***	137
	FNMA Pool 908560	5.500%	01/01/22	7	***	8
	FNMA Pool 944026	6.500%	08/01/37	210	***	240
	FNMA Pool AA4266	4.500%	05/01/24	28	***	29
	FNMA Pool AB0536	6.000%	02/01/37	84	***	95
	FNMA Pool AJ5733	3.500%	12/01/41	1,912	***	1,973
	FNMA Pool Al0194	4.000%	01/01/41	1,082	***	1,147
	FNMA Pool AO1736	4.000%	05/01/42	2,353	***	2,484

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	FNMA Pool AP0632	2.500%	07/01/27	584	***	$585
	FNMA Pool AR9436	4.000%	08/01/43	19	***	20
	FNMA Pool AS0038	3.000%	07/01/43	2,763	***	2,762
	FNMA Pool AV2357	4.000%	01/01/44	1,688	***	1,789
	FNMA Pool AW1007	4.000%	05/01/44	1,600	***	1,694
	FNMA Pool AW5067	4.500%	07/01/44	4,308	***	4,655
	FNMA Pool AY5415	4.000%	03/01/45	2,577	***	2,730
	FNMA Pool AY9029	4.000%	05/01/45	1,844	***	1,954
	FNMA Pool BC336	3.000%	03/01/46	2 ,908	***	2,892
	FNMA Pool BC9364	3.500%	06/01/46	4,391	***	4,504
	FNMA Pool MA1543	3.500%	08/01/33	1,626	***	1,692
	FNMA Pool MA2354	3.500%	08/01/35	3,016	***	3,138
	Ford Credit Auto Owner Trust	2.260%	09/01/17	360	***	363
	Ford Motor Company	4.346%	12/01/26	1,000	***	1,010
	Ford Motor Credit Co LLC	4.250%	09/01/22	525	***	541
	Freddie Mac	6.000%		5	***	5
	Freddie Mac	3.500%		805	***	848
	Freddie Mac	3.500%		1,957	***	2,051
	Freddie Mac	3.500%		2,348	***	2,462
	GE Capital Intl Funding Company	2.342%	11/01/20	1,500	***	1,499
	GE Commercial Mortgage Corp	0.000%	03/01/44	128,743	***	1
	General Electric Co	5.250%	12/01/17	390	***	404
	General Electric Co	2.700%	10/01/22	875	***	875
	General Electric Co	3.100%	01/01/23	459	***	465
	Gilead Sciences Inc	3.250%	09/01/22	950	***	970
	Glaxosmithkline	2.800%	03/01/23	470	***	471
	Glencore Finance Canada	4.250%	10/01/22	550	***	562
	GNMA II Pool 003	5.500%	10/01/34	53	***	60
	GNMA II Pool 004	5.000%	12/01/39	198	***	218

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	GNMA II Pool Ma2754	3.500%	04/01/45	1,893	***	$1,970
	GNMA II Pool Ma2892	3.500%	06/01/45	791	***	823
	GNMA Pool 271940	5.500%	08/01/18	30	***	31
	GNMA Pool 434787	8.000%	05/01/30	11	***	11
	GNMA Pool 485856	6.500%	10/01/31	22	***	25
	GNMA Pool 510403	5.000%	01/01/35	17	***	19
	GNMA Pool 510844	8.000%	12/01/29	1	***	1
	GNMA Pool 526364	8.000%	07/01/30	4	***	4
	GNMA Pool 533946	6.500%	04/01/32	5	***	6
	GNMA Pool 550887	5.000%	08/01/35	23	***	25
	GNMA Pool 551077	6.500%	11/01/31	8	***	10
	GNMA Pool 551120	6.500%	08/01/31	35	***	40
	GNMA Pool 552571	6.500%	05/01/32	13	***	15
	GNMA Pool 569327	6.500%	04/01/32	124	***	141
	GNMA Pool 580880	6.500%	11/01/31	21	***	24
	GNMA Pool 622278	5.000%	04/01/35	19	***	21
	GNMA Pool 631242	5.500%	06/01/35	92	***	104
	GNMA Pool 641601	5.000%	03/01/35	32	***	36
	GNMA Pool 646865	5.000%	08/01/35	15	***	17
	GNMA Pool 726316	5.000%	09/01/39	219	***	243
	GNMA Pool 728974	5.000%	12/01/39	415	***	454
	GNMA Pool 737651	5.000%	11/01/40	89	***	97
	GNMA Pool 781410	5.500%	03/01/17	2	***	2
	Goldman Sachs Group Inc	4.000%	03/01/24	560	***	581
	Goldman Sachs Group Inc	2.875%	02/01/21	1,000	***	1,005
	Goldman Sachs Group Inc	2.350%	11/01/21	815	***	792
	Government National Mortgage	3.500%	07/20/23	334	***	348
	Government National Mortgage	5.000%		85	***	91
	Government National Mortgage	2.300%		786	***	761

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Government National Mortgage	2.300%		982	***	$946
	Government STIF	0.260%		14,002	***	14,002
	Great River Energy	5.829%	07/01/17	102	***	103
	Home Depot Inc	2.000%	04/01/21	578	***	573
	Howard Hughes Medical	3.500%	09/01/23	345	***	360
	HP Enterprise Co	4.400%	10/01/22	465	***	484
	HSBC Holdings	3.600%	05/01/23	500	***	503
	HSBC USA Inc	1.700%	03/01/18	660	***	660
	HSBC USA Inc	2.350%	03/01/20	500	***	496
	Hydro Quebec Local Govt	1.375%	06/01/17	476	***	476
	Hyundai Capital America	2.125%	10/01/17	596	***	597
	Johnson & Johnson	1.650%	03/01/21	1,000	***	984
	JPMBB Commercial	3.046%	04/15/47	480	***	491
	JPMBB Commercial	3.801%		1,000	***	1,041
	JPmorgan Chase & Co	2.295%	08/01/21	820	***	805
	JPmorgan Chase & Co	3.250%	09/01/22	750	***	758
	JPmorgan Chase & Co	2.700%	05/01/23	250	***	245
	Kaiser Foundation Hospit Company	3.500%	04/01/22	431	***	445
	Kansas Gas & Electric Co	6.700%	06/01/19	147	***	163
	Key Bank NA	1.650%	02/01/18	330	***	330
	Keycorp	2.900%	09/01/20	750	***	759
	KLA Tencor Corp	4.650%	11/01/24	700	***	741
	Kroger Co	2.950%	11/01/21	150	***	151
	Ladder Capital Commercial	3.388%	05/15/31	580	***	593
	Liberty Mutual Group Inc Company	5.000%	06/01/21	400	***	435
	Lloyds Bank PLC Company	5.800%	01/01/20	490	***	534
	Manuf & Traders Trust Co	1.250%	01/01/17	1,050	***	1,050
	Mcdonald S Corp	3.700%	01/01/26	393	***	400
	Mckesson Corp	2.700%	12/01/22	145	***	142

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Mckesson Corp	3.796%	03/01/24	795	***	$819
	Medtronic Inc	3.150%	03/01/22	565	***	579
	Mellon Funding Corp	5.500%	11/01/18	460	***	491
	Mitsubishi UFJ Fin Grp	2.950%	03/01/21	415	***	418
	Morgan Stanley	3.875%	01/01/26	1,250	***	1,263
	Morgan Stanley	5.625%	09/01/19	250	***	271
	Morgan Stanley Baml Trust	2.916%		460	***	469
	Murray St Inv Trust	4.647%	03/01/17	295	***	297
	Nationwide Financial Ser	5.375%	03/01/21	329	***	359
	Nbcuniversal Media LLC	4.375%	04/01/21	409	***	442
	Niagara Mohawk Power	3.508%	10/01/24	735	***	749
	Nordea Bank	2.500%	09/01/20	830	***	831
	Nordea Bank	4.875%	05/01/21	500	***	537
	Omnicom Group Inc	3.650%	11/01/24	250	***	251
	Oracle Corp	2.375%	01/01/19	900	***	912
	Oracle Corp	3.400%	07/01/24	875	***	892
	Penske Truck Leasing	3.750%	05/01/17	500	***	504
	Penske Truck Leasing	4.250%	01/01/23	255	***	265
	Pernod Ricard	4.250%	07/01/22	335	***	351
	PNC Bank NA	3.800%	07/01/23	520	***	536
	PNC Bank NA	2.200%	01/01/19	635	***	638
	Province of Quebec	2.750%	08/01/21	390	***	397
	Regency Energy Part/Fina Company	5.500%	04/01/23	450	***	465
	S&P Global Inc	2.500%	08/01/18	650	***	655
	Sempra Energy	9.800%	02/01/19	170	***	197
	Shell International Fin Company	2.250%	01/01/23	950	***	918
	Small Business Administration	4.090%		0	***	—
	Small Business Administration	2.860%		232	***	236
	Small Business Administration	2.870%		258	***	262

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Small Business Administration	2.440%		388	***	$391
	Small Business Administration	1.970%		343	***	344
	Small Business Administration	2.210%		583	***	569
	Small Business Administration	3.110%		848	***	863
	Small Business Administration	2.870%		626	***	627
	Small Business Administration	2.880%		511	***	514
	Small Business Administration	2.720%		384	***	382
	Small Business Administration	2.770%		549	***	546
	Small Business Administration	2.880%		1,072	***	1,079
	Small Business Administration	2.820%		672	***	672
	Small Business Administration	2.820%		668	***	668
	Small Business Administration	2.700%		935	***	928
	Small Business Administration	2.780%		0	***	—
	Small Business Administration	2.270%		979	***	954
	State Street Corp	3.300%	12/01/24	575	***	581
	Suntrust Banks Inc	2.900%	03/01/21	250	***	254
	Svenska Handelsbanken Ab Company	2.250%	06/01/19	630	***	632
	Svenska Handelsbanken Ab Company	2.450%	03/01/21	500	***	497
	Synchrony Financial	3.750%	08/01/21	1,010	***	1,038
	Telefonica Emisiones	3.192%	04/01/18	275	***	279
	Teva Pharmaceuticals	2.200%	07/01/21	275	***	263
	Time Warner Cable LLC	8.250%	04/01/19	283	***	318
	Time Warner Inc	4.000%	01/01/22	70	***	73
	Time Warner Inc	3.550%	06/01/24	400	***	397
	Total Capital Intl	1.452%	08/01/18	935	***	937
	Toyota Motor Credit Corp	2.750%	05/01/21	580	***	588
	Travelers	3.900%	11/01/20	146	***	155
	Tyco Electronics Group	6.550%	10/01/17	161	***	167
	UBS AG Stamford CT	2.375%	08/01/19	1,115	***	1,120

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Unitedhealth Group	2.125%	03/01/21	1,000	***	$988
	US Treasury	1.625%	12/01/19	5,250	***	5,276
	US Treasury	1.375%	10/01/20	5,000	***	4,939
	US Treasury	1.625%	02/01/26	4,574	***	4,274
	US Treasury	1.625%	04/01/23	3,000	***	2,902
	US Treasury	1.625%	05/01/26	2,500	***	2,331
	US Treasury	1.500%	08/01/18	4,580	***	4,609
	US Treasury	1.750%	10/01/18	1,392	***	1,407
	US Treasury	1.125%	07/01/21	4,000	***	3,867
	US Treasury	1.000%	03/01/17	6,000	***	6,007
	US Treasury	1.000%	08/01/19	6,750	***	6,686
	US Treasury	0.750%	10/01/17	9,168	***	9,160
	US Treasury	0.875%	01/01/18	10,238	***	10,230
	US Treasury	1.500%	05/01/20	200	***	199
	Valero Energy Corp	9.375%	03/01/19	114	***	131
	Verizon Communications	2.450%	11/01/22	750	***	724
	Verizon Communications	2.625%	02/01/20	1,034	***	1,044
	Wal Mart Stores Inc	3.300%	04/01/24	380	***	391
	Walt Disney Company	2.350%	12/01/22	650	***	640
	Wells Fargo & Company	2.500%	03/01/21	1,000	***	993
	Wells Fargo & Company	3.300%	09/01/24	1,030	***	1,019
	Wells Fargo Commercial Mortgage	3.789%		270	***	281
	Welltower Inc	4.950%	01/01/21	296	***	319
	Westlake Chemical Corp	3.600%	07/01/22	576	***	576
	WF RBS Commercial Mortgage	2.862%		640	***	652
	Xcel Energy Inc	3.350%	12/01/26	1,000	***	1,001
	Yara International	7.875%	06/01/19	285	***	319

	Subtotal Shared Holdings (aa) - HIMCO Bond Fund					$234,747

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Shared Holdings (bb) - BNY Mellon Bond Fund

	BlackRock	BlackRock 1-3 Year Government Bond Index Fund			***	$31,012
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund			***	28,798
	BlackRock	BlackRock Asset-Backed Securities Index Fund			***	25,356
	BlackRock	BlackRock Commercial Mortgage-Backed Securities Index			***	3,511
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund			***	19,914
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund			***	32,684
	AEP Texas Central	1.976%	06/01/21	2,500	***	2,511
	Appalachian Consumer	2.008%	02/01/24	2,009	***	1,994
	Carmax Auto Owner Trust	1.400%		3,000	***	2,967
	Carmax Auto Owner Trust	1.520%		1,700	***	1,692
	Chase Issuance Trust	1.150%	01/15/19	3,000	***	3,000
	Citigroup Commercial Mortgage	1.613%		2,274	***	2,250
	CNH Equipment Trust	1.440%		1,300	***	1,286
	Comm Mortgage Trust	3.147%		3,100	***	3,149
	Credit Suisse Mortgage Trust	6.062%	02/15/41	123	***	123
	Csail Commercial Mortgage Trust	2.970%		2,690	***	2,751
	Duke Energy	1.731%		1,750	***	1,694
	Fannie Mae	2.000%		169	***	170
	Fannie Mae	2.000%		362	***	363
	Fannie Mae	2.000%		2,835	***	2,831
	Fannie Mae	2.000%		1,034	***	1,038
	Fannie Mae	3.000%		1,757	***	1,800
	FNMA Pool MA1341	2.500%		879	***	897
	Freddie Mac	3.000%		1,056	***	1,081
	Freddie Mac	3.000%		684	***	697

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

F-46

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	Freddie Mac	2.500%		547	***	$554
	Freddie Mac	2.000%		587	***	589
	Freddie Mac	2.000%		1,510	***	1,509
	Freddie Mac	2.000%		3,212	***	3,218
	Freddie Mac	3.000%		1,375	***	1,431
	Freddie Mac	5.000%		17	***	17
	Freddie Mac	2.250%		1,371	***	1,377
	Freddie Mac	4.000%		741	***	763
	Government National Mortgage	3.500%		1,293	***	1,332
	Government National Mortgage	3.000%		1,275	***	1,304
	Government National Mortgage	1.000%		868	***	859
	Government National Mortgage	2.000%		2,365	***	2,356
	Government National Mortgage	2.000%		1,588	***	1,584
	Government National Mortgage	3.000%		836	***	852
	Government National Mortgage	4.000%		2,667	***	2,826
	Government National Mortgage	2.000%		1,675	***	1,668
	Gstif 25 Bps Gstif 25 Bps	0.260%		2,680	***	2,680
	John Deere Owner Trust	1.320%	06/17/19	2,000	***	2,001
	JP Morgan Chase Commercial	1.855%	04/15/46	676	***	677
	LB UBS Commercial Mortgage	5.866%	09/15/45	2,649	***	2,714
	Mercedes Benz Auto	1.260%		1,800	***	1,786
	Morgan Stanley Baml Trust	2.916%	02/15/47	1,000	***	1,019
	Morgan Stanley Baml Trust	2.979%	04/15/47	2,300	***	2,345
	Prudential	0.000%		12,759	***	169,865
	Us Treasury N/B 07/19 0.75	0.750%	07/01/19	5,709	***	5,626
	Us Treasury N/B 09/19 0.875	0.875%	09/01/19	3,003	***	2,964
	Us Treasury N/B 12/17 1	1.000%	12/01/17	185	***	185
	Volkswagen Auto Loan	0.700%		341	***	341

	Subtotal Shared Holdings (bb) - BNY Mellon Bond Fund					$388,011

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Rate	Maturity	Par
	State Street Cash Fund STIF
	Gstif 25 Bps Gstif 25 Bps				***	32,121

	Subtotal State Street Cash Fund STIF					$32,121

	The Hartford Stock Fund
	State Street Cash Fund - STIF				***	440
	The Hartford Stock Fund, Common stock				***	218,912

	Subtotal The Hartford Stock Fund					$219,352

	Wrapper Contracts
	American General Life Ins Co				***	(28)

	Subtotal Wrapper Contracts					$(28)

	GRAND TOTAL					$3,844,806

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY:	/s/ Erin Bill
Erin Bill
Plan Administrator
June 27, 2017